OSISKO APPOINTS JACQUES PERRON
TO BOARD OF DIRECTORS

(Montreal, Québec, December 12, 2016) Osisko Gold Royalties Ltd. (the “Company” or “Osisko”) (TSX:OR) (NYSE:OR) is pleased to announce the appointment of Mr. Jacques Perron to its Board of Directors.

Sean Roosen, Chair of the Board of Directors and Chief Executive Officer noted: “We are very pleased to have a mine operator with Mr. Perron’s experience and leadership abilities join our Board. Jacques’ mining skill set will well complement the industry experience of our current Board members.”

Mr. Perron was born in Rouyn-Noranda, Québec and has more than 30 years of progressive experience in the mining industry. He was most recently the CEO of Thompson Creek Metals (“TCM”) where he oversaw the start-up and ramp-up of the Mount Milligan Mine and was instrumental in the sale of TCM to Centerra Gold. Previously, he held the position of President and CEO of St. Andrew Goldfields (2007-2013), Senior Vice President of Iamgold (2006-2007) and Senior Vice President Canada of Cambior Inc. (2004-2006).

He is a member of the Board of Directors of Centerra Gold since October 2016, and is also a director of the Canadian Mineral Education Foundation since 2007. Mr. Perron holds a Bachelor of Science degree in Mining Engineering from l’École Polytechnique de Montréal and has membership in Professional Engineers of Ontario and l’Ordre des Ingénieurs du Québec.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties, including a 5% NSR royalty on the Canadian Malartic Mine (Canada) and a 2.0 -3.5% NSR royalty on the Éléonore Mine (Canada). It maintains a strong financial position with cash resources of $393 million at September 30, 2016 and has distributed dividends to its shareholders during the past nine consecutive quarters.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact, please contact Osisko Gold Royalties:

Joseph de la Plante	Vincent Metcalfe
Vice President, Corporate Development	Vice President, Investor Relations
Tel. (514) 940-0670	Tel. (514) 940-0670
jdelaplante@osiskogr.com	vmetcalfe@osiskogr.com